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                               May 29, 2024

       Kevin M. Fennell
       Executive Vice President and Chief Financial Officer
       Broadstone Net Lease, Inc.
       207 High Point Dr., Suite 300
       Victor, NY 14564

                                                        Re: Broadstone Net
Lease, Inc.
                                                            Form 10-K for the
year ended December 31, 2023
                                                            Form 10-Q for the
quarter ended March 31, 2024
                                                            File No. 001-39529

       Dear Kevin M. Fennell:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-Q for the quarter ended March 31, 2024

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       19

   1. Since February 2023, we note that earnings calls have emphasized that current market conditions have
adversely impacted commercial real estate net lease markets and caused significant declines in
transaction levels. We also note that in the first quarter of 2024, you have sold 37 assets
within your healthcare portfolio and intend to sell clinical, surgical and
traditional medical office building properties, which has not always fit well within the traditional
net lease framework, so that you can focus more intently on
                                                        industrial space and
your other core investment verticals of retail and restaurant assets.
                                                        Please tell us and
revise future disclosures to provide more robust discussion related to known trends or
uncertainties that are reasonably likely to have a material impact on your cash flows, liquidity,
capital resources, cash requirements, financial position, or results of operations related to
conditions in the market or your specific strategies within your
                                                        Management   s
Discussion and Analysis of Financial Condition and Results of Operations.
 Kevin M. Fennell
Broadstone Net Lease, Inc.
May 29, 2024
Page 2
         Reference is made to Item 303 of Regulation S-K.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eric McPhee at 202-551-3693 or Wilson Lee at 202-551-3468 with any questions.



FirstName LastNameKevin M. Fennell                          Sincerely,
Comapany NameBroadstone Net Lease, Inc.
                                                            Division of
Corporation Finance
May 29, 2024 Page 2                                         Office of Real
Estate & Construction
FirstName LastName